UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41843

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Next.e.GO N.V.

(Registrant’s name)

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Lilienthalstraße 1
52068 Aachen
Germany
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Convertible Debt Issue and Committed Equity Financing

On January 4, 2024 (the “Effective Date”), Next.e.GO N.V. (the “Company”) entered into a standby equity purchase agreement (the “SEPA”) with YA II PN, Ltd., a Cayman Islands exempt limited partnership (“Yorkville”), a fund managed by Yorkville Advisors Global, LP, headquartered in Mountainside, New Jersey.

Under the SEPA, Yorkville shall advance to the Company the principal amount of $4,000,000 (the “Pre-Paid Advance”), which shall be evidenced by promissory notes (the “Promissory Notes”), which are convertible into ordinary shares of the Company, nominal value of €0.12 per share (the “Ordinary Shares”) (as converted, the “Conversion Shares”). The first Pre-Paid Advance in a principal amount of $2,000,000 was advanced on the Effective Date, and the second Pre-Paid Advance shall equally be in a principal amount of $2,000,000 and advanced on the second trading day after the effectiveness of the Initial Registration Statement (as defined below). Each Pre-Paid Advance is subject to a discount in the amount equal to 7% of the principal amount of the Pre-Paid Advance netted from the purchase price due and structured as an original issue discount (the “Original Issue Discount”). The Original Issue Discount shall not reduce the principal amount of each Promissory Note.

Principal, interest and any other payments due under the Promissory Notes shall be paid in cash on January 4, 2025 (the “Maturity Date”), unless converted by Yorkville or redeemed by the Company. Except as specifically permitted by the terms of the Promissory Notes, the Company may not prepay or redeem any portion of the outstanding principal and accrued and unpaid interest thereunder. Subject to the terms set forth in the Promissory Notes, at any time on or after the issuance date, Yorkville shall be entitled to convert any portion of the outstanding principal of the Promissory Notes plus accrued and unpaid interest on such outstanding principal of the Promissory Notes to, but excluding, the conversion date (such amount, the “Conversion Amount”) into Ordinary Shares at the Conversion Price (as defined below). The number of Conversion Shares issuable upon conversion of the Conversion Amount will be determined by dividing (x) such Conversion Amount by (y) the Conversion Price. The “Conversion Price” means, as of any conversion date or other date of determination and subject to adjustments set forth in the Promissory Notes, the lower of (i) $0.7056 per Ordinary Share, or (ii) 94% of the lowest daily VWAP (as defined below) during the 7 consecutive trading days immediately preceding the Conversion Date or other date of determination, but not lower than the greater of (i) $0.1026 per Ordinary Share or (ii) the nominal value of one Ordinary Share. The Conversion Price will be adjusted from time to time pursuant to the terms and conditions of the Promissory Notes.

The Company at its option and in its sole discretion shall have the right, but not the obligation, to redeem (each, an “Optional Redemption”) early a portion or all amounts outstanding under the Promissory Notes, provided that the Company provides Yorkville with at least ten scheduled trading days’ prior written notice (each, a “Redemption Notice”) of its desire to exercise an Optional Redemption. Each Redemption Notice will be irrevocable and will specify the date for the Optional Redemption (each, a “Redemption Date”), the outstanding principal of the Promissory Notes to be redeemed and the Redemption Amount (as defined below) applicable to such principal. With respect to any Redemption Notice, the “Redemption Amount” will be an amount equal to the outstanding principal actually being redeemed by the Company (after giving effect to any conversions with a Conversion Date prior to the relevant Redemption Date) on the relevant Redemption Date, plus the Payment Premium, plus all accrued and unpaid interest on the principal amount being redeemed by the Company to, but excluding, the relevant Redemption Date. In addition, if an Amortization Event (as defined in the Promissory Notes) occurs, then the Company shall be required to make monthly payments in an amount equal to $1,000,000 of principal, or the outstanding principal if less than such amount, plus the Payment Premium, plus all accrued and unpaid interest on the principal amount being paid. “Payment Premium” means 7% of the principal amount being paid pursuant to a monthly payment or an Optional Redemption.

Yorkville may declare the full unpaid principal amount of the Promissory Notes, together with interest and other amounts owing in respect thereof, immediately due and payable in cash upon the occurrence of certain specified events of default and mandatory prepayment events. Upon the occurrence and during the continuance of any event of default, interest will accrue on the outstanding principal balance of the Convertible Debenture at a rate of 18% per annum.

Pursuant to the SEPA, subject to the terms and conditions set forth therein, the Company has the right, but not the obligation, to issue (each such issuance, an “Advance”) to Yorkville, and Yorkville has the obligation to subscribe for Ordinary Shares for an aggregate subscription amount of up to $150 million (the “Commitment Amount”), at any time from the date of the SEPA until February 1, 2027, unless earlier terminated pursuant to the SEPA (the “Commitment Period”), by delivering written notice to Yorkville (each, an “Advance Notice”). The Company will not have the right to require Yorkville to subscribe for any Ordinary Shares under the SEPA if a balance remains outstanding under a Promissory Note, unless an Amortization Event (as defined in the Promissory Notes) has occurred and the proceeds of any Advance is applied towards repayment of a balance under a Promissory Note.

At any time during the Commitment Period and provided that a balance under a Promissory Note is outstanding, Yorkville may, by providing written notice to the Company (an “Investor Notice”), require the Company to issue and sell shares to Yorkville as set out in the relevant Investor Notice, subject to certain limitations as set forth in the SEPA. The purchase price of the shares delivered pursuant to an Investor Notice shall be equal to the Conversion Price and shall be paid by offsetting the amount of the aggregate purchase price to be paid by Yorkville against an equal amount outstanding under the Promissory Note.

Otherwise, each Ordinary Share to be issued to Yorkville from time to time under the SEPA will be issued at one of two pricing options, at the election of the Company. Under the first option, the Company will sell the Ordinary Shares to Yorkville at 96% of the Market Price (as defined below) for any period commencing (a) if submitted to Yorkville prior to 9:00 a.m. Eastern Time on a trading day, the open of trading on such day or (b) if submitted to Yorkville after 9:00 a.m. Eastern Time on a trading day, upon receipt by the Company of written confirmation of acceptance of such Advance Notice by Yorkville, and which confirmation shall specify such commencement time, and, in either case, ending on 4:00 p.m. New York City time on the applicable date of the Advance Notice. Under the second option, the Company will sell the shares of Ordinary Shares to Yorkville at 97% of the Market Price for any three consecutive trading days commencing on the date of the Advance Notice. “Market Price” is defined as, for any first option pricing period, the daily volume weighted average price (“VWAP”) of the Ordinary Shares on Nasdaq during the first option pricing period, and for any second option pricing period, the lowest daily VWAP of the Ordinary Shares on the Nasdaq during the second option pricing period.

The SEPA does not require Yorkville to subscribe for or acquire any Ordinary Shares under the SEPA if those Ordinary Shares, when aggregated with all other Ordinary Shares acquired by Yorkville under the SEPA, would result in Yorkville beneficially owning more than 4.99% of the then outstanding Ordinary Shares.

The Company shall pay a commitment fee in an amount equal to $1,500,000 (the “Commitment Fee”), of which (i) $350,000 (the “Initial Commitment Fee”) shall be paid within 2 days of the Effective Date of the SEPA by the issuance to Yorkville of such number of Ordinary Shares that is equal to the Initial Commitment Fee divided by the closing price of the Ordinary Shares as of the trading day immediately prior to the Effective Date (the “Initial Commitment Shares”), and (ii) $1,150,000 (the “Deferred Commitment Fee”) shall be due and payable only if the Company shall have received gross proceeds of at least $100 million under the SEPA by the one-year anniversary of the Effective Date. The Deferred Commitment Fee, if applicable, shall be paid on the one-year anniversary of the Effective Date, by the issuance to Yorkville of such number of Ordinary Shares that is equal to the Deferred Commitment Fee divided by the closing price of the Ordinary Shares as of the trading day immediately prior to the one-year anniversary of the Deferred Commitment Fee.

The Company is unable to estimate the actual total amount of proceeds that it may receive under the SEPA, as it will depend on a number of factors, including the frequency and prices at which the Company issues Ordinary Shares to Yorkville, market conditions and the trading price of the Ordinary Shares, its ability to meet the conditions set forth in the SEPA, and determinations by the Company as to the appropriate sources of funding for the company and its operations.

The SEPA contains customary representations, warranties, conditions and indemnification obligations by each party. The representations, warranties and covenants contained in the SEPA were made only for purposes of the SEPA and as of specific dates, were solely for the benefit of the parties to such agreement and are subject to certain important limitations.

The obligations of the Company to Yorkville are guaranteed by Next.e.GO Mobile SE, a German public limited liability company and wholly-owned subsidiary of the Company, pursuant to a global guaranty agreement, dated January 4, 2024 (the “Global Guaranty Agreement”).

In connection with the transaction, the Company and Yorkville entered into a registration rights agreement, dated January 4, 2024 (the “Yorkville RRA”), pursuant to which the Company is required to register for resale all of the Initial Commitment Shares, the Ordinary Shares to be issued from time to time pursuant to an Advance, and the Deferred Commitment Shares, if any. The Company is required to file an initial registration statement (the “Initial Registration Statement”) covering the resale of the relevant Ordinary Shares, by no later than the 30th calendar day following execution of the Yorkville RRA. The Company is required to file additional registration statements covering the resale by Yorkville of relevant Ordinary Shares not covered by the Initial Registration Statement as soon as practicable.

The foregoing descriptions of the SEPA, the Promissory Note, the Global Guaranty Agreement and the Yorkville RRA are qualified in their entirety by the terms and conditions of the SEPA, the Promissory Notes, the Yorkville RRA and the Global Guaranty Agreement, which are attached as Exhibit 99.1, 99.2, 99.3 and 99.4, respectively, and which are incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1†	Stand by equity purchase agreement, dated January 4, 2024, by and between Next.e.GO N.V. and YA II PN, Ltd.
99.2	Form of Promissory Note.
99.3	Registration Rights Agreement, dated January 4, 2024, by and between Next.e.GO N.V. and YA II PN, Ltd.
99.4	Global Guaranty Agreement, dated January 4, 2024, by and between Next.e.GO Mobile SE and YA II PN, Ltd.

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†        Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Next.e.GO N.V.
By:	/s/ Eelco van der Leij
Name:	Eelco van der Leij
Title:	Executive Director

Date: January 8, 2024